April 19, 2005

Mr. Gregory J. Stodnick
Vice President - Finance and CFO
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio  44301

RE:  	Form 8-K Item 4.01 filed April 18, 2005
	File # 1-08524

Dear Mr. Stodnick:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note that while your current auditor, Ernst and Young LLP, has declined to stand for re-election, they are still currently auditing management`s assessment of the effectiveness of internal controls over financial reporting and the effectiveness of internal controls over financial reporting as of December 31, 2004. Please amend the report when the relationship between you and Ernst and Young LLP is effectively completed. File the amendment under cover of Form 8-KA and include the ITEM 4 designation. In addition, please include a letter from the former accountants addressing the revised disclosures in the amendment. File this letter as Exhibit
16.

2. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation
S-
K Item 304 (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

*****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the
Commission from taking any action with respect to the filing;
and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your supplemental response via EDGAR in response to these comments within 5 business days of the date of this letter.
Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 824-5685.


Sincerely,




Jeffrey Gordon
Staff Accountant
??

??

??

??

Mr. Stodnick
April 19, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE